# SEC Schedule 13G/A (Amendment No. 47) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kellanova, CIK 0000055067
CUSIP: 487836108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Kellanova, 412 N Wells St, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001089877-16-000033
Filed by CIK 0001089877

## Reporting persons
- KeyCorp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Kellanova
Address of issuer's principal executive offices: 412 N Wells St, Chicago, Illinois 60654

## Item 2. Person Filing
Name of person filing: KeyCorp
Address of principal business office or, if none, residence: 127 Public Square, Cleveland, OH 44144-1306
Citizenship: United States, State of Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: 0

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: 0

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: B

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: 0

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: 0

## Item 10. Certifications
Certification: (a) The following certification shall be included if the statement is filed pursuant to 204.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11

## Signatures
- KeyCorp: Erin Monroe, Manager Client and Regulatory Reporting (01/07/2026)